Filed Pursuant to Rule 425

Filing Person: Saba Software, Inc.

Commission File No.: 000-30221

Subject Company: Centra Software, Inc.

Commission File No.: 000-27861

Saba – Centra Briefing

October 10 –11, 2005

Bobby Yazdani

Chairman and CEO, Saba

Leon Navickas

Chairman and CEO, Centra

Safe Harbor Statement

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the creation of the world’s #1 enterprise learning software solution provider, creating the first company to provide a complete enterprise learning solution, the size of the market for comprehensive enterprise learning applications software, opportunities in the SMB market, sustainable growth and profits, benefits of the combination of Saba and Centra, pro forma operating projections, customers of the combined company, headcount and experience of combined employees, the anticipated revenue run rate of $100 million, ownership of the combined company, combined annual revenue of over $100 million, combined recurring revenue of over $45 million, projected cost savings, timing of closing, and the time the transaction expects to be accretive.

2 © 2005 Saba Software, Inc. All rights reserved.

Safe Harbor Statement

Forward-Looking Statements (continued)

These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays and difficulties in obtaining regulatory approvals necessary to close the transaction; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs related to the transaction and the integration of the two companies; and other risks that are described in Saba’s and Centra’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Centra’s Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended June 30, 2005, and subsequently filed reports. Neither Saba nor Centra assumes any obligation, and does not intend, to update these forward-looking statements.

3	© 2005 Saba Software, Inc. All rights reserved.

Details of the Deal

Deal Value Per Centra Share: Combined Revenue Run Rate: Ownership of Combined Company: Expected Closing: $0.663 cash

.354 share of Saba stock

$100M [at close]

64% Saba 36% Centra

Q3 Saba FY 2006*

* Pending stockholder approval and other customary closing conditions

4 © 2005 Saba Software, Inc. All rights reserved.

What is the News?

Saba and Centra are Combining Businesses

“The combination of Centra and Saba creates the world’s #1 enterprise learning software solution provider, with strong financial assets, more than 1100 enterprise learning customers and over 500 professionals.”

- Bobby Yazdani

CEO & Chairman Saba

“Saba and Centra are taking a long-term partnership one step further, combining the strengths of our two companies to provide something our customers have been asking for—a complete enterprise learning software solution from one company.”

- Leon Navickas

CEO and Chairman Centra

5 © 2005 Saba Software, Inc. All rights reserved.

From a Combination of Leaders +

Leader in Managed Learning

Leader in Collaborative Learning

= Leader of the Leaders in Enterprise Learning Software

6	© 2005 Saba Software, Inc. All rights reserved.

Saba & Centra: A Winning Combination

Together Saba and Centra:

1. Huge market for COMPREHENSIVE ENTERPRISE LEARNING applications software in the Global 5000

2. Create the LARGEST Enterprise Learning Software Company in the world with 1100+ active enterprise customers

3. Adjacent market opportunities in SMB MARKET with combination of integrated applications software delivered as service

4. Sustainable GROWTH and PROFITS based on synergies, scale, and operating leverage

7	© 2005 Saba Software, Inc. All rights reserved.

Results in Market Leadership and Financial Strength

#1 Enterprise Learning Software Solution Provider

Complementary Products: Managed Learning (Saba), Collaborative Learning (Centra)

1100+ Enterprise Customers

15 million users in 31 countries

51 of the Fortune 100

22% of the Fortune 500

42 joint customers

Financial Strength

Over $100M in combined annual revenue

Over $45M in combined recurring revenue

Projected cost savings of over $9M annually

Expected to be accretive immediately, on a non-GAAP basis

8	© 2005 Saba Software, Inc. All rights reserved.

Saba is the first to provide a complete Enterprise Learning Solution

Built in Virtual Classroom

LMS with Instructor-led Training

Self-paced Training eCommerce/ For Fee Training

Certification Management

Learning Content Management

Performance Support (EPSS)

Live Help/Support/Chat

Knowledge Sharing Tools

Governance & Content Services

Content Authoring Tools

Content Reselling

9 © 2005 Saba Software, Inc. All rights reserved.

Why Invest in Enterprise Learning?

APPLICATIONS

Provide Workforce Development

Roll out New Products through Sales and Partners

Roll out Enterprise Applications

Address Regulations or Compliance Requirements

RESULT

Productivity

Revenue

Costs

Risk

JOINT CUSTOMER

SUCCESS

Redesigned new hire training saved $800 per new hire in hard costs and $1,000 in opportunity costs.

20% of all education orders for thousands of customers and partners in North America are online

Through a company-wide intranet, employees register for SAP implementation and other learning in 15 languages

Trained 700+ global employees on Sarbanes-Oxley Act regulations and created a continuous learning environment to remain current

Enterprise Learning solutions deliver bottom line results

10 © 2005 Saba Software, Inc. All rights reserved.

Complementary Customer Experience

Financial Services

Life Sciences

Public Sector

Manufacturing & Automotive

Communications

Services

High Technology

11 © 2005 Saba Software, Inc. All rights reserved.

Global Presence

Unmatched Experience

18 years of combined experience

> 500 experienced employees in five continents

> 200 R&D professionals

> 180 Professional Services staff

Customer Commitment

No Changes to Support No Changes to ASP/Hosting

No Changes to Customer Communities (RUGs) Combined User Conference

Foundation to build long-term Roadmap

12 © 2005 Saba Software, Inc. All rights reserved.

Pro Forma Operating Projections

Percent of Total Revenue

License On Demand Maintenance Professional Services

Gross Margin

License On Demand Maintenance Professional Services

Total

Operating Expense as % of Revenue

Sales and Marketing Research and Development General and Administrative

EBITDA Margin

Fiscal Year Ending

May 31, 2007

30%—35% 10%—15% 27%—32% 23%—27%

93%—97% 60%—65% 80%—85% 35%—40% 70%—75%

30%—35% 15%—20% 7%—12%

10%—15%

May 31, 2008

30%—35% 12%—17% 27%—32% 20%—25%

93%—97% 60%—65% 80%—85% 35%—40% 70%—75%

27%—32% 15%—20% 7%—12%

15%—20%

13 © 2005 Saba Software, Inc. All rights reserved.

Cost Savings

Pre-Deal

Duplicate efforts

Public company costs

Selling and marketing

Services & Support

Product integration requirements

Post-Deal

Cost savings

Expense avoidance

Efficiencies from streamlining

Simplify operations and delivery

Better user experience; development efficiencies

Cost Savings = $8 to $10M

14 © 2005 Saba Software, Inc. All rights reserved.

Driving Market Transformation

Pre-Deal

Departmental Tools Tactical Projects Start-up company offerings

Enterprise standard

Integrated solution

Mission critical blended learning solution

Major vendor solution

15 © 2005 Saba Software, Inc. All rights reserved.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

16 © 2005 Saba Software, Inc. All rights reserved.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

17 © 2005 Saba Software, Inc. All rights reserved.